NUTRITION 21, INC.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

November 28, 2007

By EDGAR “CORRESP”

John L. Krug, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NUTRITION 21, INC. (“COMPANY”)
REGISTRATION STATEMENT ON FORM S-3 FILED
OCTOBER 2, 2007 (“REGISTRATION STATEMENT”)
FILE NO. 333-146450

Dear Mr. Krug:

Thank you for your letter of November 14, 2007. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments. A marked copy of the amendment has been filed.

GENERAL

Reference is made to our response to your Comment 5 where we note that we are registering only a portion of the common stock underlying warrants issued in the transaction. We have accordingly updated the selling security holders table to separately state the amount of common stock underlying warrants to be offered.

We have also updated the table under the caption “Payments Made and Potentially Required to be Made in Connection with the Preferred Stock Offering” to reflect the 20 consecutive trading day volume weighted average price of our common stock as of November 26, 2007 in calculating the number of shares potentially issuable for payment of dividends (explained in footnote #3 to the table).

COMMENT 1: We will add the following information to the registration statement under the caption “Payments Made and Potentially Required to be Made in Connection with the Preferred Stock Offering.”

The net proceeds to the Company from the sale of the of the Preferred Stock and Warrants were $16,606,000. The net proceeds equal the gross proceeds of $17,750,000 less $905,000 in placement fees and $239,000 of legal and other expenses. In the first year after sale of the Preferred Stock and Warrants the total maximum payment to all selling shareholder and their affiliates is $1,420,000 for dividends (assuming all dividends are paid in cash).

COMMENTS 2: We will revise the table under the caption “Prior Securities Transactions Between the Company and the Selling Stockholders or Affiliates of the Selling Stockholders” to present the information for each selling shareholder.

The revised table is as follows:

Selling Shareholder	Date of Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) (1)	Number of Shares of Common Stock Issued or Issuable Pursuant to the Transaction (2)		Percentage of Total Issued and Outstanding Securities (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) Issued or Issuable in the Transaction	Market Price Per Share of Common Stock Prior to the Transaction	Current Market Price (6)
Enable Growth Partners	11/09/03	37,986,988	26,444,740	125,000	(3)	0.47	$1.05	$0.77
Enable Growth Partners	03/31/05	38,055,830	34,195,707	220,983	(4)	0.65	$1.22	$0.77
Midsummer Investment Ltd.	03/31/05	38,055,830	34,195,707	5,303,609	(4)	15.51	$1.22	$0.77
Diamond Opportunity Fund, LLC	05/19/06	42,492,316	36,257,492	388,889	(5)	1.07	$2.05	$0.77
Fort Mason Master, LP	05/19/06	42,492,316	36,257,492	2,556,441	(5)	7.05	$2.05	$0.77
Fort Mason Partners, LP	05/19/06	42,492,316	36,257,492	165,782	(5)	0.46	$2.05	$0.77
Pierce Diversified Strategy Master Fund LLC, Ena	05/19/06	42,492,316	36,257,492	194,444	(5)	0.54	$2.05	$0.77

(1) For purposes of this calculation, ownership of 5% or more was considered an Affiliate of the Company.
(2) For purposes of this calculation, shares that we may be required to issue because of dilution which is speculative, and shares that we may choose to issue as dividends are not included.
(3) Common Stock purchased.
(4) Common Stock underlying Series I Convertible Preferred Stock and Warrants.
(5) Common Stock purchased and Common Stock underlying Warrants
(6) Closing price on November 23, 2007.

COMMENTS 3 and 4: We will correct the table under the caption “Comparison of Registered Shares to Outstanding Shares.”

The table now has the correct number of shares outstanding prior to the Transaction, and has a single entry for Enable Growth Partners LP.

The table is as follows:

Selling Stockholder (1)	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) (2)	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements Still held by the Selling Shareholder (3)	Number of Shares of Common Stock Sold in Registered Resale Transactions by the Selling Stockholder	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Current Transaction (4)
Diamond Opportunity Fund, LLC	46,826,932	388,889	111,111	277,778	512,963
Enable Growth Partners LP	46,826,932	345,983	0	345,983	1,308,077	(5)
Fort Mason Master, LP	46,826,932	2,556,441	1,699,684	856,757	2,890,080
Fort Mason Partners, LP	46,826,932	165,782	110,223	55,559	187,748
Midsummer Investment, Ltd.	46,826,932	5,303,609	1,939,154	3,364,455	5,129,714
Pierce Diversified Strategy Master Fund LLC, Ena	46,826,932	194,444	55,555	138,889	76,945

(1) The remaining Selling Stockholders have not registered any Common Stock for resale in prior Registration Statements.
(2) For purposes of this calculation, ownership of 5% or more was considered an Affiliate of the Company.
(3) Does not take into account any limitations on conversions or exercises that would result in greater than 4.99% ownership.
(4) Preferred Stock conversions, Warrant exercises and potential dividends based on the 20 consecutive trading day volume weighted average per share price of our common stock as of November 23, 2007.
(5) An Affiliate is registering 152,892 shares in this transaction.

COMMENT 5: We will reduce the number of shares that we are registering to 1/3 of our pre-transaction public float.

Our pre-transaction public float (which we define as total outstanding shares of common stock less shares owned by directors, officers and 10% shareowners) was 54,631,443 shares. We are seeking to register 18,210,481 shares (one-third of the pre-transaction public float). We are seeking to register 14,599,441 shares underlying the Preferred Stock, 3,237,944 shares for payment of dividends, and 373,097 shares underlying the Warrants.. This leaves a balance of 4,554,732 shares (public float less shares being registered for conversion of Preferred Stock) which we are also seeking to register for exercise of warrants. We are not seeking to register for any selling shareholder 10% or more of our pre-transaction public float. The Registration Statement is being amended to reflect the reduction.

Sincerely,
/s/ Benjamin T. Sporn

Nutrition 21, Inc.
Vice President, General Counsel and Secretary
(917) 971-2791

Copy to:     Jeffrey Folger, Esq.